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EXHIBIT 11

GOLDEN STATE VINTNERS, INC.

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

Basic and fully diluted earnings per share ("EPS") are determined as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2003	2002	2003	2002
Basic EPS Computation
Numerator:
Net income	$4,282	$3,292	$6,111	$4,102

Denominator:
Weighted average common shares	9,513	9,513	9,513	9,513

Basic EPS	$0.45	$0.35	$0.64	$0.43

Diluted EPS Computation
Numerator:
Net income and assumed conversions	$4,282	$3,292	$6,111	$4,102

Denominator:
Weighted average common shares outstanding	9,513	9,513	9,513	9,513
Stock options	23	—	16	—

Adjusted weighted average common shares	9,536	9,513	9,529	9,513

Diluted EPS	$0.45	$0.35	$0.64	$0.43

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  EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS